Exhibit 99.1

Gold Standard Expands the 2020 Development and Exploration Program for the South Railroad Project Carlin Trend, Nevada

VANCOUVER, British Columbia, Sept. 15, 2020 -- Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today announced plans for an expanded 2020 development and exploration drilling program on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend. The approximate USD $10.05M program includes an estimated 10,457m of reverse-circulation (“RC”) and core drilling in 67 holes, and includes funding for development, exploration, permitting and operational requirements in support of the ongoing South Railroad Feasibility Study. The Company currently has approximately CAD $28.3M in treasury.

The expanded 2020 program objectives are: (1) complete the conversion of Pinion Phase 4 to Measured and Indicated confidence level to increase reserves; (2) advance the South Railroad Project Feasibility Study; (3) file the south Railroad Plan of Operations to begin the permitting process; (4) extend and define the limits of near-surface oxide mineralization at the Dark Star and Pod / Sweet Hollow deposits to increase resources; and (5) test a variety of new near-surface oxide gold targets within the district. Funding for this program was obtained through an at the market (“ATM”) equity program announced on April 17, 2020 (see news release) and investment by Orion Mine Finance on July 16, 2020 (see news release). GSV has completed its previously announced “at the market” equity offering program (the “ATM Program”) on September 7, 2020. Pursuant to the ATM Program, 15,000,000 common shares of the Company were issued for aggregate gross proceeds of approximately $15,678,000.

Jonathan Awde, CEO and Director of Gold Standard commented: “With this program, we expect to finalize the reserves to be included in our first feasibility study and launch the permitting process for the South Railroad Project. We see enhanced potential for improvement over our pre-feasibility study of last year from reserve expansion, better processing options and a deeper understanding of the most efficient project design and operating parameters. We expect some exciting developments as we seek to optimize shareholder value in a rising gold environment.”

Key Highlights and Updates:

Feasibility Study and Permitting

  The South Railroad Plan of Operations (“PoO”) is on track for November 2020 submission to the US Bureau of Land Management. When the PoO is deemed complete, this will allow for the commencement of the EIS process. To lead this process, GSV welcomes Glenn King as the Company’s new Environmental Manager. Mr. King brings 30-plus years of successful industry experience in environmental permitting and compliance to GSV.

  M3 Engineering & Technology Corporation, supported by industry-respected subcontractors, is leading and advancing the Feasibility Study for the South Railroad Project. The Feasibility Study will include detailed engineering, geotechnical and hydrology studies to further de-risk the Project, along with updated resource and reserves estimates.

Development

  At the Pinion deposit, Phase 1 RC and core drilling (75 holes for 16,080m) has been completed. Drilling has decreased drill spacing on the Inferred oxide resource for conversion to Measured and Indicated and provided material for additional metallurgical testing. Assays are pending.

  At the Dark Star deposit, nine (1,429m) of twenty RC drill have been completed with the goal of expanding the oxide resource. Assays are pending for these nine holes. Additional development drilling is planned including: 1) at Saddle, drilling will look to expand Main Dark Star mineralization to the north; 2) expand drill coverage along the Sirius fault, to the south of Main Dark Star, into areas of >0.14 g Au/t in outcrop samples; and 3) at East Dark Star, extend and define the limits of near-surface oxide mineralization where bedrock and Quaternary gravel-hosted mineralization remains open along an approximate 600m north-south strike length.

  At the POD and Sweet Hollow near-surface oxide deposits, RC and core drilling (approximately 35 holes, 1,915m) will begin the development phase on this oxide infill deposit by testing new targets outside the current oxide resource, and providing material for metallurgical characterization. Historic drill results, such as 61.0m of 2.32 g Au/t from 21.3 to 82.3m, demonstrate the strength and near-surface setting of the POD / Sweet Hollow gold system.

District Exploration

  Ten RC drill holes totalling 1,324m were completed at the LT target approximately 3 km north-northwest of the Pinion oxide gold reserve. Drilling tested structural and stratigraphic targets to the north and south of LT19-02, a 2019 RC hole that intersected 12.2m of 1.58 g Au/t (see November 12, 2019 news release). Assays are pending.

  At the Ranch target, located on strike and 1 km north of the Dark Star deposit, drilling (approximately 2 holes, 1,219m) will test the favorable Penn-Perm carbonate rocks beneath post-mineral cover rocks. Previous drilling in the area successfully identified Carlin-type hydrothermal alteration, elevated trace elements (As, Sb, Hg, Tl) which rival the best trace element signatures on the property, and gold up to 0.42 g Au/t in Penn-Perm carbonate rocks - the same rocks that host the Dark Star deposit.

  At Dark Star, stepout drilling (approximately 2 holes, 750m) will test the projection of gold-bearing west northwest- striking faults where they intersect the West fault, a known feeder to gold mineralization, west of the North Dark Star reserve.

  Stepout drilling (approximately 7 holes, 1,763m) will test for additional oxide resources at POD and Sweet Hollow.

  Target a near-surface, high-grade oxide gold system (approximately 2 holes, 750 m) in the Central District. New oxide gold targets have been developed through a comprehensive re-examination of historic underground workings, historic drilling with intercepts such as 24.4m of 3.38 g Au/t and 16.8m of 4.39 g Au/t, and construction of a 3D model.

  Complete gridded soil geochemistry and initial Anaconda-style geologic mapping over South Dome, a new area of exploration interest in the southwest portion of the Railroad-Pinion Project. This area is characterized by favorable carbonate stratigraphy known to host gold mineralization in other parts of the Railroad District (Pinion, Rain, Emigrant), high-angle igneous dike-filled structures, a domal-shaped feature potentially related to either compressional tectonics or a buried intrusion at depth, and complex folding.

Don Harris, Gold Standard’s General Manager commented: “We are currently working towards submission of a plan of operations for the reserves at Pinion and Dark Star. This will be an important step in the process of moving the project towards an operating center. In addition, Gold Standard is focused on development of additional potentially minable oxide resources on the property. Phase 4 drilling will allow us the opportunity to expand the measured and indicated resource at Pinion for inclusion in the mine plan in the on-going Feasibility Study. Beyond Pinion, GSV has recognized oxide opportunities at LT and Pod/Sweet Hollow that could be beneficial to the potential life of mine plan. 2020 drilling and testing will be the initial step in determining how these deposits influence mine planning decisions.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All Gold Standard sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES - Gold Standard is an advanced-stage gold exploration company focused on building value in a safe, responsible, sustainable and ethical manner by leveraging its strategic, cornerstone land package in Nevada’s Carlin Trend. Gold Standard intends to advance its South Railroad Project through permitting and a feasibility study towards a potential production decision. Gold Standard intends to augment this goal by advancing exploration that contributes value to the South Railroad Project.

The Pinion deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Measured and Indicated Mineral Resource of 28.93 million tonnes grading 0.58 g/t Au and 4.22 g/t Ag, totaling 544,000 ounces of gold and 3,929,000 ounces of silver, and an Inferred Mineral Resource of 10.81 million tonnes grading 0.64 g/t Au and 3.80 g/t Ag, totaling 224,000 ounces of gold and 1,322,000 ounces of silver, using a cut-off grade of 0.14 g/t Au and constrained by a $1,500/Au ounce LG Cone.

The Dark Star deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of a Measured and Indicated Mineral Resource of 32.72 million tonnes grading 0.88 g/t Au, totaling 921,000 ounces of gold and an Inferred Mineral Resource of 2.48 million tonnes grading 0.70 g/t Au, totaling 56,000 ounces of gold, using a cut-off grade of 0.14 g Au/t and constrained by a $1,500/Au ounce LG Cone.

The North Bullion deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Mineral Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

The Jasperoid Wash deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Inferred Mineral Resource of 10.57 million tonnes grading 0.33 g/t Au, totaling 111,000 ounces of gold, using a cut-off grade of 0.14 g Au/t and constrained by a $1,500/Au ounces LG Cone.

Neither the Toronto Stock Exchange nor its regulation services provider nor the NYSE American LLC accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near-term development option, advancing permitting and the feasibility study, advancing towards potential production, and advancing exploration that contributes value to the South Railroad Project are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com